March 4, 2013
Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States of America

Re: Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”)
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 26, 2012
Form 20-F/A for the Fiscal Year Ended December 31, 2011
Filed February 7, 2013
File No. 001-33422

Dear Mr. Mew:

On behalf of Edenor, we are writing to confirm receipt of your letter dated February 22, 2013, related to the above-referenced Form 20-F and Form 20-F/A (the “Letter”).  We expect to provide you with a response to the Letter by Monday, March 25, 2013.

Sincerely,

               /s/ Leandro Montero

Name: Leandro Montero

Title: Chief Financial Officer